Transcript of the video

The video shows snippets of the construction going on at the brewery. Two men are shown.

Matt: Hi I'm Matt, president and founder and chief brewer.

Russ: I'm Russ. Vice-president and co-founder and assistant brewer. And this is where magic begins.

Matt and Russ toast and sip beer.

Michael: Hi, I'm Michael Wagner, accountant. I have the finest beers in my office.

Michael sips on his beer.

The video shows more snippets of the brewery and concludes with the three men toasting their beer.